Exhibit 99.1

News Release

October 1, 2020

Turquoise Hill announces 10:1 share consolidation

Turquoise Hill Resources Ltd. (Turquoise Hill or the Company) announced today that it is proceeding with the planned consolidation (or reverse stock-split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares (the Consolidation). The Consolidation will be effective as of October 23, 2020. Notice has been provided to the New York Stock Exchange (NYSE) and conditional approval to proceed with the Consolidation has been received from the Toronto Stock Exchange (TSX). Subject to the receipt of all required and final approvals, the Company’s common shares are expected to begin trading on the NYSE and the TSX, on a consolidated basis, on or about October 26, 2020.

The Company’s shareholders approved a special resolution at the Company’s annual and special meeting of shareholders held on July 24, 2020, granting the board of directors authority, in its sole discretion, to implement the Consolidation and to select the exact consolidation ratio, provided that (i) the ratio be no smaller than one post-consolidation share for every five pre-consolidation shares and no larger than one post-consolidation share for every thirty pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio be a whole number of common shares. The principal reason for implementing the Consolidation is to ensure that the Company’s common shares remain eligible for continued listing on the NYSE. The NYSE’s listing rules require that a listed security must have an average closing price of at least US$1.00 over a 30- day trading period in order to remain eligible for continued listing on the exchange.

The Consolidation will reduce the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to approximately 201,231,446 shares. Turquoise Hill’s common shares will continue to trade on the NYSE and the TSX under the existing ticker symbols. Following the Consolidation, the new CUSIP number for the Company’s common shares will be 900435207 and the new ISIN will be CA9004352071.

Proportionate adjustments will be made to the Company’s outstanding performance share units, restricted share units and deferred share units. No fractional Common Shares will be issued pursuant to the Consolidation. Any and all such fractional shares will be aggregated and sold by the Company’s transfer agent and registrar, AST Trust Company (Canada) (AST), on the market and in the event that the proceeds therefrom, net of brokerage commissions, expenses and withholding taxes, exceed US$5.00, such proceeds shall be paid to the relevant shareholders in proportion to their fractional entitlements. The Company is only responsible for dealing with fractions arising on registered holdings. For shareholders who hold their common shares through an intermediary (such as a securities broker, dealer, bank or other financial institution), the effect of the Consolidation on their individual holdings will be administered by the intermediary.

Further details on the Consolidation are contained in the amended management information circular of the Company dated June 17, 2020, which has been filed and is available under the Company’s profile on SEDAR at www.sedar.com.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

AST will act as the exchange agent for the Consolidation. While a letter of transmittal was previously mailed to the Company’s registered shareholders along with its proxy materials in March of 2020, a new letter of transmittal will be mailed to the Company’s registered shareholders in respect of the Consolidation.

Registered shareholders will be required to send their certificate(s) representing pre-Consolidation common shares of the Company, along with a properly executed letter of transmittal, to AST in accordance with the instructions provided in the letter of transmittal. Shareholders who previously returned their certificates to AST with a properly executed letter of transmittal will not be required to take any further action with respect to the Consolidation. Shareholders who hold their common shares through a securities broker, dealer, bank or other financial institution will not be required to take any action with respect to the Consolidation and should contact that intermediary for their post-Consolidation positions. A copy of the new letter of transmittal will be available on the Company’s profile on SEDAR at www.sedar.com, and will also be posted on the Company’s website at www.turquoisehill.com.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the completion and potential benefits of the Consolidation; the expected number of common shares issued and outstanding following the Consolidation; the timing and anticipated effective date of the Consolidation; the date on which the common shares are expected to start trading on the NYSE and the TSX on a consolidated basis; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the Memorandum of understanding dated September 9, 2020 (the “MoU”)); the amount of any funding gap to complete the Oyu Tolgoi underground project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritize funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap in the various scenarios described in this press release; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the Definitive Estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs, anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1; sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance; the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the completion and potential benefits of the Consolidation, the timing and anticipated effective date of the Consolidation and the date on which the common shares are expected to start trading on the NYSE and the TSX on a consolidated basis. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU); the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Company’s annual information form for the year ended December 31, 2019 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s second quarter 2020 management’s discussion and analysis (“MD&A”) dated July 28, 2020.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Company’s second quarter 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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